424(b)(2)
                                                      File No. 333-52853

                            PROSPECTUS SUPPLEMENT
                     (TO PROSPECTUS DATED MAY 29, 1998)

                              5,010,345 SHARES

                                  AAR CORP.

                                COMMON STOCK

        We are offering 5,010,345 shares of our common stock, par value $1.00 per share. The purchase price of our common stock is $7.25 per share, for a total offering price of $36,325,000. We expect to receive net proceeds of approximately $6.89 per share and total net proceeds of $34,508,750, after deducting a placement fee and before offering expenses.

        Our common stock is listed on the New York Stock Exchange under the symbol "AIR." On February 15, 2002, the last reported sale price of our common stock on the New York Stock Exchange was $7.41 per share.

        You should consider carefully the risks that we have described in "Risk Factors" beginning on page S-4 of this prospectus supplement before deciding whether to invest in our common stock.

        We have engaged on a reasonable best efforts basis William Blair & Company, L.L.C. as our exclusive placement agent for this offering. We have agreed to pay William Blair a placement fee equal to five percent (5%) of the total offering proceeds.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES
   OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
   CRIMINAL OFFENSE.

        The date of this prospectus supplement is February 15, 2002.







                              TABLE OF CONTENTS
                            Prospectus Supplement

                                                                     Page

   ABOUT THIS PROSPECTUS SUPPLEMENT  . . . . . . . . . . . . . . . .  S-3
   RISK FACTORS  . . . . . . . . . . . . . . . . . . . . . . . . . .  S-4
   FORWARD-LOOKING STATEMENTS  . . . . . . . . . . . . . . . . . . .  S-9
   AAR CORP. . . . . . . . . . . . . . . . . . . . . . . . . . . . .  S-9
   USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . S-11
   CAPITALIZATION  . . . . . . . . . . . . . . . . . . . . . . . . . S-12
   PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . . S-12
   INCORPORATION OF CERTAIN INFORMATION BY REFERENCE . . . . . . . . S-13

                                 Prospectus

   AVAILABLE INFORMATION . . . . . . . . . . . . . . . . . . . . . . .  3
   INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE . . . . . . . . . .  3
   THE COMPANY . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
   USE OF PROCEEDS . . . . . . . . . . . . . . . . . . . . . . . . . .  6
   RATIO OF EARNINGS TO FIXED CHARGES  . . . . . . . . . . . . . . . .  6
   DESCRIPTION OF COMMON STOCK . . . . . . . . . . . . . . . . . . . .  7
   DESCRIPTION OF PREFERRED STOCK  . . . . . . . . . . . . . . . . . . 11
   DESCRIPTION OF DEPOSITORY SHARES  . . . . . . . . . . . . . . . . . 15
   DESCRIPTION OF DEBT SECURITIES  . . . . . . . . . . . . . . . . . . 18
   DESCRIPTION OF WARRANTS . . . . . . . . . . . . . . . . . . . . . . 26
   PLAN OF DISTRIBUTION  . . . . . . . . . . . . . . . . . . . . . . . 27
   LEGAL OPINIONS  . . . . . . . . . . . . . . . . . . . . . . . . . . 29
   EXPERTS . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29

                      ABOUT THIS PROSPECTUS SUPPLEMENT

        In this prospectus supplement and the accompanying prospectus, the terms "AAR," "we," "us," "our" and the "Company" refer to AAR CORP.

        We provide information to you about our common stock in two separate documents: (a) the accompanying prospectus, dated May 29, 1998, which provides general information and (b) this prospectus supplement, which describes the specific details regarding this offering. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

        You should also read and consider the information in the documents we have referred you to in "INCORPORATION OF CERTAIN INFORMATION BY REFERENCE" on page S-13 of this prospectus supplement. The information incorporated by reference is considered to be part of this prospectus supplement, and information that we file later with the SEC will automatically update and supersede this incorporated information.

        You should rely only on the information contained in this prospectus supplement, the accompanying prospectus and the information we incorporate by reference into these documents. We have not, and the placement agent has not, authorized any other person to provide you with any information or to make any representations not contained in this prospectus supplement or the accompanying prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the placement agent is not, making an offer of any securities other than our common stock. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as the information incorporated by reference, is accurate as of the date on the front cover of those documents only or, in the case of a subsequently filed document that is incorporated by reference, the date of filing of that document.

        The distribution of this prospectus supplement and the accompanying prospectus, and the offering of our common stock, may be restricted by law in certain jurisdictions. You should inform yourself about, and observe, these restrictions. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer or solicitation by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make the offer or solicitation.

                                RISK FACTORS

   Before purchasing our common stock, you should carefully consider the risks discussed in this section and other information in this prospectus supplement, the accompanying prospectus and the information incorporated by reference. Additional risks not presently known to us or that we currently deem immaterial may also adversely affect our business. If any of the following risks actually occur, our business could be materially and adversely affected and the trading price of our common stock could decline.

   WE MAY BE FURTHER AFFECTED BY CONTINUING PROBLEMS IN THE AVIATION
   INDUSTRY.

   As a provider of products and services to the aviation industry, we are greatly affected by the overall economic condition of that industry. The aviation industry is historically cyclical. Early in calendar year 2001, the commercial aviation industry began to experience the negative effects of a worldwide economic downturn. The September 11, 2001 terrorist attacks exacerbated that condition, resulting in a significant decline in air travel.

   The downturn in the aviation industry, particularly since September 11, 2001, has adversely affected our business and our operating results. For the quarter ended November 30, 2001, we incurred a net loss of $2,798,000 before consideration of asset impairment and other special charges. Giving effect to after-tax charges of $51,686,000 primarily related to a reduction in the carrying value of certain inventories and equipment leases, as well as an increase in our allowance for bad debts, our total net loss for the quarter ended November 30, 2001 was $54,484,000. Our future operating results and financial condition may continue to be adversely impacted by ongoing problems affecting the aviation industry in the following ways:

        * a deterioration in the financial condition of some of our existing and potential customers;

        * reductions in the need for, or the deferral of, aircraft maintenance and repair services and spare parts support;

        * acceleration of the retirement of older generation aircraft, resulting in lower prices for spare parts and services for those aircraft; and

        *    reductions in demand for used aircraft and engines.

   We cannot assure you that the economic and other factors currently affecting the aviation industry will not continue to have an adverse impact on our business and our operating results.

   OUR CUSTOMERS MAY NOT BE ABLE TO MEET THEIR FINANCIAL OBLIGATIONS TO
   US.

   A number of our existing and prospective customers, including domestic and foreign commercial airlines, regional and commuter airlines, business aircraft operators, aviation original equipment manufacturers, aircraft leasing companies, and independent aviation support companies, have suffered from the problems adversely affecting the aviation industry. As a result, certain of these customers may pose credit risks to us. Our inability to collect receivables from one or more important customers could adversely affect our financial position and results of operations for a particular period.

   OUR GOVERNMENT CONTRACTS MAY NOT CONTINUE AT PRESENT SALES LEVELS.

   Our sales to the U.S. Government, its agencies and its contractors were approximately $139,072,000 (15.9% of total sales), $132,048,000
   (12.9% of total sales) and $98,954,000 (9.4% of total sales) in fiscal years 2001, 2000 and 1999, respectively. Because these sales are subject to competitive bidding and government funding, no assurance can be given that sales under our government contracts will continue at levels previously experienced. The majority of our government contracts are for aviation products and services used for ongoing routine military logistic support activities. Our contracts with the U.S. Government and its agencies and contractors are typically firm agreements to provide aviation products and services at a fixed price and have a term of one year or less, frequently subject to extension for one or more additional periods of one year at the option of the U.S. Government.

   WE ARE DEPENDENT UPON FINANCING TO MANAGE OUR BUSINESS AND TO EXECUTE OUR BUSINESS STRATEGY.

   Our ability to manage our business and to execute our business strategy is dependent, in part, on the continuing availability of debt and equity capital. Our business strategy includes:

        * increasing and developing new maintenance, repair, and overhaul capabilities;

        *    acquiring new businesses and product lines;

        * acquiring inventories to support newer generation aircraft and engines; and

        *    capitalizing on near-term market opportunities.

   Access to the debt and equity capital markets may be limited in light of general economic conditions, the state of the aviation industry, and our recent performance. We cannot assure you that debt and equity capital will continue to be available to us on favorable terms, or at all. Our inability to obtain financing on favorable terms may adversely affect our financial condition and results of operations, and our ability to manage our business and execute our business strategy.

   WE ARE SUBJECT TO SIGNIFICANT GOVERNMENT REGULATION.

   The aviation industry is highly regulated by the Federal Aviation Administration ("FAA") in the United States and the equivalent regulatory agencies in other countries. Before we sell any of our products that are to be installed in an aircraft, such as engines, engine parts and components, airframe and accessory parts and components, they must meet certain standards of airworthiness established by the FAA or the equivalent regulatory agencies in other countries. We also operate repair stations that are licensed by the FAA and in some cases the equivalent regulatory agencies in other countries. Specific regulations vary from country to country, although regulatory requirements in other countries are generally satisfied by compliance with FAA requirements. Although we believe we comply with all applicable regulatory standards, these standards may change in the future, requiring our inventory to be modified or scrapped. There can be no assurance that new and more stringent government regulations will not be adopted in the future or that any such new regulations, if enacted, would not have an adverse impact on us. If material authorizations or approvals were revoked or suspended by the FAA and in some cases the equivalent regulatory agencies in other countries, our operations would be adversely affected.

   WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY.

   The aviation industry and the markets for our products and services are extremely competitive, and we face competition from a number of sources. Our competitors include aircraft manufacturers, aircraft parts manufacturers, aircraft and engine leasing companies, airline and aircraft service companies, other companies providing maintenance, repair and overhaul services, and other aircraft spare parts distributors and redistributors.

   Certain of our competitors are currently experiencing financial difficulties, and some or all of them may respond to their financial difficulties by reducing prices on their products and services to increase or retain market share. Any material deterioration in our financial condition is likely to affect our ability to compete with price-cutting by our competitors. Some of our competitors have substantially greater financial and other resources than we have. We cannot assure you that competitive pressures will not materially adversely affect our business, financial condition or results of operations.

   OUR INDUSTRY IS SUSCEPTIBLE TO PRODUCT LIABILITY CLAIMS.

   Our business exposes us to possible claims for property damage and personal injury or death which may result if an engine, engine part or component, airframe part or accessory or any other aviation product which we have sold, manufactured or repaired fails or if an aircraft in which our products are installed crashes and the cause cannot be determined. We carry substantial liability insurance in amounts that we believe are adequate for our risk exposure and commensurate with industry norms. However, we cannot assure you that claims will not arise in the future or that our insurance coverage will be adequate to protect us in all circumstances. Additionally, we cannot assure you that we will be able to maintain adequate insurance coverages in the future at an acceptable cost. Since the September 11, 2001 terrorist attacks, insurance premiums have risen significantly and may increase further. Any product liability claim not covered by adequate insurance could materially adversely affect our business, financial condition or results of operations.

   THE MARKET VALUE FOR OUR AVIATION PRODUCTS FLUCTUATES.

   The market value for aviation products is dependent upon a number of factors, including system-wide capacity in the commercial aviation industry. The terrorist attacks of September 11, 2001, which occurred in an already weakened commercial aviation environment, caused commercial airlines to delay the delivery of new aircraft, to park existing aircraft indefinitely and to accelerate the scheduled retirement plans for older generation aircraft. These actions, among others, reduced commercial airlines' capacity by approximately 20%. Based on this and other factors, we reduced the value of, and provided loss accruals for, certain of our inventories and equipment leases that support principally older generation aircraft by $75,000,000 during the quarter ended November 30, 2001. Since system capacity in the commercial aviation system is volatile, we can give no assurance that future write-downs of our inventories and equipment leases will not occur.

   WE MAY NOT BE ABLE TO INTEGRATE ACQUIRED BUSINESSES SUCCESSFULLY.

   The process of integrating an acquired business into our operations may result in ongoing operating difficulties and expenditures, may absorb significant management attention that would otherwise be available for the ongoing development of our business and may result in charges against income. In addition, future acquisitions may result in potentially dilutive issuances of equity securities, incurrences of debt or contingent liabilities and earnings charges for the write-down of goodwill, any of which could materially adversely affect our operating results and financial condition.

   OUR STOCK PRICE MAY BE VOLATILE AND COULD EXPERIENCE SUBSTANTIAL
   DECLINES.

   The market price of our common stock has historically experienced and may continue to experience volatility. The market price is likely to be affected by:

        *    fluctuations in the volume of trading;

        * changes in general conditions in the economy or the financial markets;

        *    variations in our quarterly operating results;

        * changes in financial estimates by management and securities analysts;

        * other developments affecting us, our industry, customers or competitors; and

        * the operating and stock price performance of companies that investors deem comparable to us.

   The volatility of the stock market also has affected the market prices of securities issued by many companies and, at times, for reasons unrelated to their operating performance. Therefore, we cannot predict the market price for our common stock after this offering.

   PROVISIONS IN OUR CHARTER AND BYLAWS COULD MAKE IT DIFFICULT FOR STOCKHOLDERS TO EFFECT A CHANGE IN CONTROL.

   Our certificate of incorporation and bylaws may affect significantly the ability of our stockholders to make changes to our board of directors or the ability of holders of a substantial amount of our common stock to acquire control of, or to remove, the incumbent board, and might discourage transactions that involve an actual or threatened change of control of AAR. These provisions:

        * provide for a classified board of directors of which approximately one third of the directors are elected each year;

        * allow the authorized number of directors to be changed only by a resolution of the board of directors;

        *    prohibit stockholder action by written consent;

        *    limit who may call stockholder meetings;

        * require the affirmative vote of at least 80% of voting shares not held by interested stockholders (that is, stockholders who own 10% or more of our common stock) for any merger, sale and certain other business transactions with an interested stockholder not approved by our board;

        * provide that directors may be removed only for cause and only by the affirmative vote of holders of at least 80% of the total voting power of all shares entitled to vote in an election of directors;

        * require the affirmative vote of at least 80% of the total voting power of all shares entitled to vote in an election of directors or a majority of our board to amend, alter or repeal our by-laws; and

        * authorize the issuance of 250,000 shares of preferred stock with such designations, rights and preferences as may be determined by our board.

   In addition, in July 1997, our board declared a distribution of a common stock purchase right for each outstanding share of common stock. The rights are transferred only with our common stock and are not exercisable until a person acquires or announces an intention to acquire 15% or more of our outstanding common stock. The rights, which expire August 6, 2007, will, if exercised, cause substantial dilution to a person or a group that attempts to acquire control of AAR on terms not approved by our board.

                         FORWARD-LOOKING STATEMENTS

             This prospectus supplement, the accompanying prospectus and the documents incorporated by reference by them contain certain statements relating to future results, which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the beliefs of our management, as well as assumptions and estimates based on information currently available to us, and are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated, depending on a variety of factors, including those factors discussed under the section entitled "Risk Factors." Should one or more of those risks or uncertainties materialize adversely, or should underlying assumptions or estimates prove incorrect, actual results may vary materially from those described. Those events and uncertainties are difficult or impossible to predict accurately and many are beyond our control.

                                  AAR CORP.

        AAR CORP. was organized in 1955 as the successor to a business founded in 1951 and was reincorporated in Delaware in 1966. We are a leading independent provider of value-added products and services to the worldwide aviation industry.

        We report our activities in four business segments: (i) Inventory and Logistic Services, (ii) Maintenance, Repair and Overhaul, (iii) Manufacturing and (iv) Aircraft and Engine Sales and Leasing.

        Our Inventory and Logistic Services segment activities include the purchase and sale of a wide variety of new, overhauled and repaired engine parts and components and airframe parts and components for the aviation aftermarket. We also provide customized inventory supply and management programs for engine and airframe parts and components in support of customer maintenance activities. We are an authorized distributor for more than 150 leading aviation and aerospace product manufacturers. We acquire aviation products for our Inventory and Logistic Services segment from domestic and foreign airlines, independent aviation service companies, aircraft leasing companies and original equipment manufacturers.

        Our Maintenance, Repair and Overhaul segment activities include the overhaul, repair and exchange of a wide variety of airframe and engine parts and components for our commercial, and military customers. Our repair and overhaul capabilities include most commercial aircraft landing gear, a wide variety of avionics, instruments, electrical, electronic, fuel, hydraulic and pneumatic components and a broad range of internal airframe components. We also operate an aircraft maintenance facility providing maintenance, modification, special equipment installation, painting services and aircraft terminal services for various models of commercial, military, regional, business and general aviation aircraft. We also operate an aircraft storage facility. Our repair and overhaul of parts and components also supports our inventory management activities within our Inventory and Logistic Services segment. We have 11 FAA-licensed repair stations in the U.S. and two in Europe to perform airframe and engine component overhaul services. We also provide turbine engine overhaul and parts supply services to industrial gas and steam turbine operators. During the second quarter of fiscal 2001, we purchased substantially all of the net assets of Hermetic Aircraft International, an aircraft component support company providing repair and distribution services to the North American aftermarket primarily on behalf of European aircraft component manufacturers.

        Our Manufacturing segment activities include the design, manufacture and installation of in-plane cargo loading and handling systems for commercial and military aircraft and helicopters. We also design and manufacture advanced composite materials for commercial, business and military aircraft. In addition, we manufacture and repair a wide array of containers, pallets and shelters in support of military and humanitarian tactical deployment activities.

        Our Aircraft and Engine Sales and Leasing segment activities include the sale or lease of used commercial jet aircraft and the sale or lease of a wide variety of new, overhauled and repaired engines.

        For each of our segments, we furnish aviation products and services primarily through our own employees. The principal customers for our products and services in the Inventory and Logistic Services and Maintenance, Repair and Overhaul segments are domestic and foreign commercial airlines, regional and commuter airlines, business and general aviation operators, aviation original equipment manufacturers, aircraft leasing companies, domestic and foreign military organizations and independent aviation support companies. In the Manufacturing segment, our principal customers include domestic and foreign commercial airlines, aviation original equipment manufacturers and domestic and foreign military organizations. The principal customers in our Aircraft and Engine Sales and Leasing segment include domestic and foreign commercial airlines, aircraft and leasing companies and domestic military organizations. Sales of aviation products and services to commercial airlines are generally affected by such factors as the number, type and average age of aircraft in service, the levels of aircraft utilization (e.g., frequency of schedules), the number of airline operators and the level of sales of new and used aircraft.

        Competition in the worldwide aviation/aerospace industry is based on quality, ability to provide a broad range of products and services, speed of delivery and price. Competitors in both aircraft and engine parts supply businesses include the original equipment manufacturers, commercial airlines, and other independent suppliers of parts and services. In certain of our leasing and commercial jet aircraft and engine sales activities, we face competition from financial institutions, syndicators, commercial and specialized leasing companies and other entities that provide financing. We also compete with various repair and overhaul organizations, which include the service arms of original equipment manufacturers, the maintenance departments or divisions of large commercial airlines (some of which also offer maintenance services to third parties) and independent organizations. Our pallet, container and shelter manufacturing activities compete with several modest-sized private companies, and our cargo systems competitors include a number of divisions of large corporations. Although certain of our competitors have substantially greater financial and other resources than us, we believe that we have maintained a satisfactory competitive position through our responsiveness to customer needs, our attention to quality and our unique combination of market expertise, technical capabilities and financial strength.

        At December 31, 2001, backlog believed to be firm was approximately $115,000,000 compared to $74,100,000 at May 31, 2001.
   Approximately $84,000,000 of this backlog is expected to be filled within the next 12 months. The increase in our backlog is due primarily to increased orders in our Manufacturing and Maintenance, Repair and Overhaul segments.

        Certain of our aviation-related activities and products are subject to licensing, certification and other requirements imposed by the FAA and other regulatory agencies, both domestic and foreign. We believe that we possess all licenses and certifications that are material to the conduct of our business.

        At December 31, 2001, we employed approximately 2,350 persons worldwide.

                               USE OF PROCEEDS

        We expect the net proceeds from the sale of shares of our common stock being offered by this prospectus supplement to be approximately $34,333,750 after deducting the placement fee and offering expenses. We intend to use substantially all of the net proceeds for working capital and general corporate purposes.

                               CAPITALIZATION

        The following table sets forth our capitalization as of November 30, 2001, both actual and adjusted to give effect to the sale of shares of our common stock being offered by this prospectus supplement, after deducting the placement fee and offering expenses, and the application of the estimated net proceeds as described in the section entitled "Use of Proceeds."

                                                                                           NOVEMBER 30, 2001
                                                                                           -----------------
                                                                                     ACTUAL                 ADJUSTED
                                                                                     ------                 --------
                                                                                             (in thousands)
       Short-term borrowings, including current maturities of long-term
         debt...........................................................              $71,162                 $ 71,162

       Long-term debt...................................................              189,733                  189,733
                                                                                     --------                 --------
       Total debt.......................................................             $260,895                 $260,895

       Stockholder's equity:

         Preferred stock, $1.00 par value,
           authorized 250 shares; none issued...........................                   --                       --

         Common stock, $1.00 par value, authorized
           100,000 shares; issued 29,407 (33,554 as adjusted)...........             $ 29,407                 $ 33,554

       Capital surplus..................................................             $149,035                 $165,440

       Retained earnings................................................             $162,888                 $162,888

       Treasury stock 2,531 (1,668 as adjusted).........................             $(40,431)                $(26,649)

       Unearned restricted stock awards.................................             $ (1,610)                $ (1,610)

       Accumulated other comprehensive income
         (loss) --
         Cumulative translation adjustments.............................             $(11,893)                $(11,893)
         Minimum pension liability......................................             $ (3,052)                $ (3,052)
                                                                                     --------                 --------
       Total stockholders' equity.......................................             $284,344                 $318,678

       Total capitalization.............................................             $545,239                 $579,573

                            PLAN OF DISTRIBUTION

        We have engaged on a reasonable best efforts basis William Blair
   & Company, L.L.C. ("William Blair") as our exclusive placement agent for this offering. William Blair is not obligated to purchase any shares of our common stock. William Blair has advised us that it will not purchase any shares of our common stock for its own account.

        In consideration for acting as placement agent for this offering and for providing other financial advisory services, we have agreed to pay William Blair a placement fee equal to five percent (5%) of the total offering proceeds from the sale of shares of our common stock or $1,816,250. We have also agreed to reimburse William Blair for any reasonable expenses incurred by it in connection with this offering.

        We have agreed to indemnify William Blair, its stockholders, directors, officers, employees, agents affiliates and controlling persons from and against any and all claims, damages, liabilities, or expenses, and all actions in respect thereof arising under the Securities Act.

        The expenses directly related to this offering, not including the placement fee, are estimated to be approximately $175,000 and will be paid by us. Expenses of the offering, exclusive of the placement fee, include legal fees, printing expenses, transfer agent fees, exchange listing fees and miscellaneous fees.

        We entered into stock purchase agreements, effective February 15, 2002, with investors identified by William Blair, whereby the investors agreed to purchase 5,010,345 shares of our common stock for a total offering price of $36,325,000.

        William Blair and its affiliates have in the past and may in the future perform financial services for us, for which they have received customary fees.

              INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

        The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and the information that we file at a later date with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below as well as any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

             (a) Our annual report on Form 10-K for the fiscal year ended May 31, 2001, filed with the SEC on August 27, 2001;

             (b) Our quarterly report on Form 10-Q for the quarter ended August 31, 2001, filed with the SEC on October 15, 2001; and

             (c) Our quarterly report on Form 10-Q for the quarter ended November 30, 2001, filed with the SEC on January 14, 2002.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                  AAR CORP.
                  One AAR Place
                  1100 North Wood Dale Road
                  Wood Dale, Illinois  60191
                  (630) 227-2000

                                 PROSPECTUS

                                  AAR CORP.

                                $200,000,000

                       COMMON STOCK, PREFERRED STOCK,
               DEPOSITARY SHARES, DEBT SECURITIES AND WARRANTS

        AAR CORP. ("the Company") may offer from time to time (i) common stock, par value $1.00 per share ("Common Stock"), (ii) one or more series of Preferred Stock, par value $1.00 per share ("Preferred Stock"), which may be evidenced by Depositary Shares (as defined herein), (iii) one or more series of debt securities ("Debt Securities"), consisting of debentures, notes and/or other unsecured evidences of indebtedness, and (iv) warrants to purchase Debt Securities, Preferred Stock, Common Stock or Depositary Shares ("Warrants", and together with the Common Stock, Preferred Stock, Depositary Shares and Debt Securities, "Securities"), at an aggregate initial offering price not to exceed $200,000,000 (or its equivalent in another currency or currency unit based on the exchange rate at the time of sale) in amounts, at prices and on terms to be determined at the time of offering. Securities may be offered, separately or together, in separate series, in amounts, at prices and on terms to be set forth in one or more supplements to this Prospectus (each a "Prospectus Supplement").

        The specific terms of the Securities in respect to which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and will include, where applicable (i) in the case of Common Stock, the number of shares; (ii) in the case of Preferred Stock, the specific serial designation, the number of shares, any dividend, redemption, liquidation, conversion, exchange, sinking fund, voting and other rights, if any, and whether interests in such Preferred Stock will be evidenced by Depositary Shares and, if so, the identity of the Depositary; (iii) in the case of Debt Securities, whether they are Senior or Subordinated Debt Securities and subordination terms, if any, the specific designation, aggregate principal amount, the currency or currency unit in which payments are to be made, denominations, maturity, premium, if any, rate (which may be fixed or variable) and time of payment of interest, if any, terms for redemption at the option of the Company or the holder, if any, terms for sinking fund payments, if any, conversion or exchange rights, if any; and (iv) in the case of Warrants, the duration, offering price, exercise price and detachability of such Warrants, as well as a description of the Common Stock, Preferred Stock, Depositary Shares or Debt Securities issuable upon such exercise. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Stock will be issued in permanent global form and Common Stock will be issued through the Company's transfer agent and registrar.

        The Common Stock is listed on the New York Stock Exchange, Inc. (the "NYSE") and the Chicago Stock Exchange under the symbol "AIR".







   Any Common Stock offered will be listed, subject to notice of issuance, on such exchanges. The applicable Prospectus Supplement will also contain information, where applicable, as to any other listing on a securities exchange of Securities covered by such Prospectus Supplement.

        The Company may sell Securities to or through one or more underwriters, and also may sell Securities directly to other purchasers or through agents. The applicable Prospectus Supplement will set forth the names of any underwriters or agents involved in the sale of the Securities in respect of which this Prospectus is being delivered, the number or principal amounts, if any, to be purchased by underwriters and the compensation, if any, of such underwriters or agents. See "Plan of Distribution." No Securities may be sold without delivery of the applicable Prospectus Supplement describing the method and terms of the offering of such series of Securities.

                --------------------------------------------

   THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                --------------------------------------------

                THE DATE OF THIS PROSPECTUS IS MAY 29, 1998.

                            AVAILABLE INFORMATION

        The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (together with the rules and regulations thereunder, the "Exchange Act"), and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission). Reports, proxy statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices in New York (7 World Trade Center, 13th Floor, New York, New York 10048) and Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661) and copies of such materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material is also available from the Commission through the internet at http://www.sec.gov. The Common Stock is listed on the NYSE and the Chicago Stock Exchange. Reports, proxy statements and other information relating to the Company can also be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

        The Company has filed with the Commission a registration statement on Form S-3 (the "Registration Statement") (of which this Prospectus is a part) under the Securities Act of 1933, as amended (together with the rules and regulations thereunder, the "Securities Act") with respect to the Securities. This Prospectus does not contain all of the information set forth in the Registration Statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.
   For further information regarding the Company and the Securities, reference is hereby made to the Registration Statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

               INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The following documents filed by the Company with the Commission (File No. 1-6263) pursuant to the Exchange Act are hereby incorporated by reference in this Prospectus:

   1. The Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1997;

   2. The Company's Quarterly Reports on Form 10-Q for the fiscal quarters ended August 31, 1997, November 30, 1997 and February 28, 1998;

   3. The Company's Current Reports on Form 8-K dated July 8, 1997, December 4, 1997, December 10, 1997, and December 11, 1997; and

   4. The descriptions of the Common Stock and the Common Stock Purchase Rights included in the Company's Registration Statements on Form 8-A filed July 29, 1987 and July 8, 1998, respectively, and filed with the Commission pursuant to Section 12(d) of the Exchange Act, including any amendments or reports filed for the purpose of updating such descriptions.

   All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the termination of the offering of any Securities are hereby incorporated by reference into this Prospectus and shall be deemed a part hereof from the date of filing of such documents.

   Any statement contained herein, in any supplement hereto or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Prospectus to the extent that a statement contained herein, in any supplement hereto or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement, this Prospectus or any supplement hereto.

   Copies of all documents which are incorporated herein by reference (not including the exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request. Requests should be directed to AAR CORP., 1100 North Wood Dale Road, Wood Dale, Illinois 60191, (630) 227-2000, Attn: Corporate Secretary.

                                 THE COMPANY

   GENERAL

        The Company is a worldwide leader in supplying aftermarket products and services to the global aerospace/aviation industry. It provides aircraft, engines and engine parts; airframe and accessories products; overhaul, repair and maintenance services and Company-manufactured products to customers in all segments of this industry, including the world's largest commercial airlines, air cargo, business, and general aviation operators, original equipment manufacturers, domestic and foreign military and government agencies, aircraft leasing companies, and maintenance service providers. The Company's principal executive offices are located at 1100 N. Wood Dale Road, Wood Dale, Illinois 60191, and the Company's telephone number is 630/227-2000.

        The Company reports its activities in one business segment:
   Aviation Services. The following table sets forth net sales and the Company's classes of similar products and services within this segment for the last three fiscal years:


     Net Sales                                                  Year Ended May 31
                                                  ----------------------------------------------------
                                                                 (000's omitted)
                                                            1997              1996             1995
                                                            -------          --------          -------

     Aircraft and Engines                                  $263,074          $182,229         $171,181
     Airframe and Accessories                               221,433           202,883          166,830
     Manufacturing                                          104,821           119,878          113,384
                                                           --------           --------         -------
                                                           $589,328           $504,990        $451,395


     AIRCRAFT AND ENGINES

        The Company's Aircraft and Engines activities include (i) the purchase, sale, lease and lease financing of new and used commercial jet aircraft, (ii) the purchase, sale and lease of a wide variety of new, overhauled and repaired engines and engine parts for the aviation aftermarket, and (iii) the overhaul, repair and exchange of a wide range of engine parts and components and other engine support services for its commercial and military customers. The Company provides customized inventory supply and management programs for certain engine parts and components in support of customer maintenance activities. The Company's primary sources of engine parts for its Aircraft and Engine activities are domestic and foreign airlines, independent aviation service companies, aircraft leasing companies and original equipment manufacturers.

   AIRFRAME AND ACCESSORIES

        The Company's Airframe and Accessories activities consist of (i) the purchase, sale and lease of new, overhauled and repaired airframe parts and accessories for the aviation aftermarket, and (ii) a wide variety of airframe and accessory parts and components overhaul, repair and exchange services for its commercial, military and general aviation customers. The Company provides customized inventory supply and management programs for certain airframe parts and components in support of customer maintenance activities. The Company's primary sources of airframe parts for its Airframe and Accessories activities are domestic and foreign airlines, independent aviation service companies and aircraft leasing companies; the Company is also an authorized distributor for leading aerospace/aviation product manufacturers.

   MANUFACTURING

        The Company's Manufacturing activities include (i) the manufacture and repair of a wide array of containers, pallets and shelters in support of military and humanitarian rapid development activities, (ii) the design, manufacture and installation of in-plane cargo loading and handling systems for commercial and military aircraft and helicopters, (iii) the design and manufacture of a line of specialized protective transport cases that are used to transport sensitive and calibrated tools and instruments, and a variety of vacuum storage containers that protect machinery and equipment during long-term storage, (iv) the design and manufacture of advanced composite materials for commercial, business and military aircraft and
   (v) the design and manufacture of a complete line of self-propelled floor sweepers and scrubbers for a variety of industrial and commercial uses, including both ride-on and walk-behind lines, powered by gasoline, diesel fuel or battery.

                               USE OF PROCEEDS

        Unless otherwise indicated in an accompanying Prospectus
   Supplement, the Company intends to use the net proceeds from the sale of Securities for general corporate purposes.

                     RATIO OF EARNINGS TO FIXED CHARGES

        The following is the Company's ratio of earnings to fixed charges for the periods indicated:


                               Nine Months
                                  Ended
                               February 28,                      Year Ended May 31,
                               1998    1997             1997     1996    1995     1994    1993
                              ------  ------           ------   ------  ------   ------  ------
     Ratio of earnings to
     fixed charges             4.3:1   3.4:1            3.5:1    2.8:1   2.1:1    2.1:1   0.8:1

              For the purposes of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes, adjusted for fixed charges. Fixed charges consist of interest, whether expensed or capitalized, amortization of debt expense and one-third of minimum rental payments under operating leases (estimated by management to be the interest factor of such rentals). In 1993, earnings, as defined, were inadequate to cover fixed charges by $1,917,000.

                         DESCRIPTION OF COMMON STOCK

   GENERAL

        The following is a description of certain terms of the Common Stock. This description does not purport to be complete and is subject to and qualified in its entirety by reference to the provisions of the Company's Restated Certificate of Incorporation relating to the Common Stock.

        The authorized common stock of the Company consists of 80,000,000 shares of Common Stock, $1.00 par value per share. As of March 31, 1998, there were 27,688,317 shares of Common Stock outstanding.

        Holders of Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Upon the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities. Holders of Common Stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of Common Stock are fully paid and non-assessable.

        The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which the Company may designate and issue in the future.

   DIVIDENDS

        Holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors applicable to Common Stock out of funds legally available therefor. Declaration of future dividends by the Board of Directors will depend on general business conditions encountered by the Company, earnings, financial condition and capital requirements of the Company and such other factors as the Board of Directors may deem relevant.

        Certain of the Company's debt agreements contain provisions restricting the payment of dividends or repurchase of its shares. Under the most restrictive of these provisions, the Company may not pay dividends (other than stock dividends) or acquire its capital stock if after giving effect thereto the aggregate amounts paid on or after June 1, 1995 exceed the sum of (i) $20,000,000 plus (ii) 50% of consolidated net income of the Company after June 1, 1994. Certain restrictions on the declaration or payment of dividends on Common Stock and the repurchase of Common Stock shares by the Company apply if there are any shares of preferred stock outstanding.

   CERTAIN CHARTER AND BY-LAW PROVISIONS

        GENERAL. The Company has implemented certain measures designed to enhance the Board of Directors' ability to protect stockholders against, among other things, unsolicited attempts to acquire a significant interest in the Company or to influence the Company's management (whether through open market purchases, tender offers or otherwise) that do not offer an adequate price to all stockholders or that the Board of Directors otherwise considers not in the best interests of the Company and its stockholders.

        Certain provisions in the Restated Certificate of Incorporation of the Company may have a significant impact on the stockholders' ability to change the composition of the incumbent Board of Directors or the ability of a substantial holder of the Common Stock to acquire control of, or to remove, the incumbent Board of Directors, and might discourage certain types of transactions that involve an actual or threatened change of control of the Company.

        The provisions of the Restated Certificate of Incorporation are intended to encourage persons seeking to acquire control of the Company to initiate such an acquisition through arm's-length negotiations with the Company's management and Board of Directors. These provisions could have the effect of discouraging a third party from making a tender offer to or otherwise attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. At the same time, these provisions help ensure that the Board of Directors, if confronted by an unsolicited proposal from a third party who has recently acquired a block of Common Stock, will have sufficient time to review the proposal and alternatives to it and to seek better proposals for its stockholders, employees, suppliers, customers and others. These provisions are discussed below.

        INDEMNIFICATION. Pursuant to the provisions of the Delaware General Corporation Law (the "Delaware GCL"), the Company has adopted provisions in its Restated Certificate of Incorporation which require the Company to indemnify its officers and directors to the fullest extent permitted by law, and eliminate the personal liability of its directors to the Company or its stockholders for monetary damages for breach of their duty of due care except (i) for any breach of the duty of loyalty; (ii) for acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law; (iii) for liability under Section 174 of the Delaware GCL (relating to certain unlawful dividends, stock repurchases or stock redemptions); or (iv) for any transaction from which the director derived any improper personal benefit. These provisions do not eliminate a director's duty of care. Moreover, the provisions do not apply to claims against a director for violation of certain laws, including Federal securities laws. The Company believes that these provisions assist the Company in attracting and retaining qualified individuals to serve as directors and officers.

        PREFERRED STOCK. The Company's Restated Certificate of Incorporation includes a provision which allows the Board of Directors, without stockholder approval, to issue up to 250,000 shares of preferred stock with voting, liquidation and conversion rights that could be superior to and adversely affect the voting power of holders of Common Stock. The issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of the Company.

        CLASSIFIED BOARD OF DIRECTORS. The Company's Restated Certificate of Incorporation provides that the Board of Directors of the Company shall be divided into three classes of directors serving staggered three-year terms. The classification of directors has the effect of making it more difficult for stockholders to change the composition of the Board of Directors in a relatively short period of time.

        VOTING RESTRICTION ON CERTAIN BUSINESS COMBINATIONS. An affirmative vote of the holders of at least 80% of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors is required with respect to the adoption or approval of certain business combinations, including mergers, consolidations, asset and securities sales, plans of liquidation or dissolution and certain reclassifications, involving any related party (as defined below).

        A related party is defined in the Company's Restated Certificate of Incorporation to mean the beneficial owner, directly or indirectly, of not less than 10% of the voting stock of the Company.

        The 80% affirmative voting requirement is not applicable to business combinations approved by (i) a majority of the Board of Directors of the Company prior to the acquisition by the related party of 10% of the then outstanding voting stock or (ii) a majority of those members of the Board of Directors who are not related party directors.

        SPECIAL STOCKHOLDERS' MEETINGS. The Restated Certificate of Incorporation and By-Laws allow only the Chairman of the Board of Directors or majority of the Board of Directors then in office to call a special meeting of the stockholders.

        NO ACTION BY STOCKHOLDER CONSENT.  The Company's Restated
   Certificate of Incorporation prohibits action that is required or permitted to be taken at any annual or special meeting of stockholders of the Company from being taken by the written consent of stockholders without a meeting.

        SUPERMAJORITY VOTING. The classified Board, special meeting and stockholder consent, as well as certain other provisions, of the Restated Certificate of Incorporation may be altered, amended, or repealed only if the holders of 80% or more of the outstanding shares of voting stock entitled to vote in the election of directors vote in favor of such action. The By-Laws of the Company may be amended, altered, changed or replaced by the affirmative vote of the holders of at least 80% or more of the outstanding shares of voting stock entitled to vote in the election of directors or by a majority of Board of Directors then in office.

   DELAWARE ANTI-TAKEOVER LAW

        The Company is a Delaware corporation that is subject to Section 203 of the Delaware GCL ("Section 203"). Under Section 203 certain "business combinations" between a Delaware corporation, whose stock generally is publicly traded or held of record by more than 2,000 stockholders, and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in its certificate of incorporation not to be governed by Section 203 (the Company has not made such election), (ii) the business combination was approved by the board of directors of the corporation before the other party to the business combination became an interested stockholder,
   (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination is approved by the board of directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder did not own. The three-year prohibition also does not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries, and transactions which increase an interested stockholder's percentage ownership of stock. The term "interested stockholder" is defined generally as those stockholders who become beneficial owners of 15% or more of a Delaware corporation's voting stock, together with the affiliates or associates of that stockholder.

   RIGHTS AGREEMENT

        Pursuant to a Rights Agreement adopted in 1997, each outstanding share of the Company's Common Stock carries with it a right to purchase one additional share at a price of $83.33 (subject to anti-dilution adjustments). The rights become exercisable (and separate from the shares) when certain specified events occur, including the acquisition of 15% or more of the Common Stock by a person or group (an "Acquiring Person") or the commencement of a tender or exchange offer for 15% or more of the Common Stock. The rights replace Common Stock purchase rights initially distributed to holders of the Company's Common Stock in 1987 and which expired by their own terms in 1997.

        In the event that an Acquiring Person acquires 15% or more of the Common Stock, or if the Company is the surviving corporation in a merger involving an Acquiring Person, or if the Acquiring Person engages in certain types of self-dealing transactions, each right entitles the holder to purchase for the then current exercise price that number of shares of Common Stock having a market value of two times the exercise price, subject to certain exceptions. Similarly, if the Company is acquired in a merger or other business combination or 50% of more of its assets or earning power is sold, each right entitles the holder to purchase at the then current exercise price that number of shares of common stock of the surviving corporation having a market value of two times the exercise price. The rights, which do not entitle the holder thereof to vote or to receive dividends, expire on August 6, 2007 and may be redeemed by the Company for $.01 per right under certain circumstances.

                       DESCRIPTION OF PREFERRED STOCK

   GENERAL

        The following is a description of certain general terms and provisions applicable to Preferred Stock as a class. The particular terms of any series of Preferred Stock will be described in the applicable Prospectus Supplement. This description does not purport to be complete and is subject to and qualified in its entirety by the provisions of the Company's Restated Certificate of Incorporation and a certificate of designation relating to each series of Preferred Stock (each, a "Certificate of Designation"), which will be filed as an exhibit to or incorporated by reference in the Registration Statement of which this Prospectus is a part at or prior to the time of issuance of such series of Preferred Stock.

        The Company's Restated Certificate of Incorporation authorizes the issuance of 250,000 shares of Preferred Stock, par value $1.00 per share. No shares of Preferred Stock are currently outstanding.

        Under the Company's Restated Certificate of Incorporation, the Preferred Stock may be issued from time to time in one or more series with such serial designation and (i) may have such voting powers, full or limited, or may be without voting powers; (ii) may be subject to redemption at such time or times and such prices; (iii) may be entitled to receive dividends (which may be cumulative or noncumulative) at such rates, on such conditions, and at such times, and payable in preference to, or in such relation to, the dividends payable on any other class or classes of stock; (iv) may be entitled to such rights upon the dissolution of, or upon any distribution of the assets of, the Company; (v) may be made convertible into, or exchangeable for, shares of any other class or classes of stock of the Company at such price or prices or at such other rates of exchange and with such adjustments; and (vi) shall have such other preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, all as stated in a Certificate of Designation adopted by the Board of Directors of the Company.

        The Prospectus Supplement relating to the particular Preferred Stock offered thereby (the "Offered Preferred Stock") will describe the following terms of the Offered Preferred Stock: (i) the designation and stated value per share of the Offered Preferred Stock and the number of shares offered; (ii) the amount of liquidation preference per share of the Offered Preferred Stock; (iii) the initial public offering price at which the Offered Preferred Stock will be issued; (iv) the dividend rate (or method of calculation), the dates on which dividends shall be payable and the dates from which dividends shall commence to cumulate, if any; (v) any redemption or sinking fund provisions; (vi) any conversion or exchange rights; (vii) whether the Company has elected to offer Depositary Shares as described below under "Description of Depositary Shares"; and (viii) any additional voting, dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions.

        The Preferred Stock will have the dividend, liquidation, redemption and voting rights set forth below unless otherwise provided in the applicable Prospectus Supplement.

        The Preferred Stock will be, upon issuance against full payment therefor, fully paid and nonassessable. The holders of Preferred Stock will not have any preemptive rights. The applicable Prospectus Supplement will contain a description of certain United States Federal income tax consequences relating to the purchase and ownership of the Offered Preferred Stock.

   RANK

        With respect to dividend rights and rights upon the liquidation, dissolution or winding up of the Company, each share of Preferred Stock will rank on a parity with each other share of Preferred Stock, irrespective of series, and will rank prior to the Common Stock and any other class or series of capital stock of the Company hereafter authorized over which the Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Company.

        The Preferred Stock will be junior to all outstanding debt of the Company. Each series of Preferred Stock will be subject to creation of preferred stock ranking senior to, on a parity with or junior to such Preferred Stock to the extent not expressly prohibited by the Company's Restated Certificate of Incorporation.

   DIVIDENDS

        Holders of shares of Preferred Stock will be entitled to receive, when, as and if declared by the Board of Directors out of funds of the Company legally available for payment, cash dividends, payable at such dates and at such rates per share per annum as set forth in the applicable Prospectus Supplement. Such rate may be fixed or variable or both. Each declared dividend will be payable to holders of record as they appear at the close of business on the stock books of the Company (or, if applicable, on the records of the Depositary (as hereinafter defined) referred to below under "Description of Depositary Shares") on such record dates, not more than 60 calendar days preceding the payment dates thereof, as are determined by the Board of Directors (each of such dates, a "Record Date").

        Such dividends may be cumulative or noncumulative, as provided in the applicable Prospectus Supplement. If dividends on a series of Preferred Stock are noncumulative and if the Board of Directors fails to declare a dividend in respect of a dividend period with respect to such series, then holders of such Preferred Stock will have no right to receive a dividend in respect of such dividend period, and the Company will have no obligation to pay the dividend for such period, whether or not dividends are declared payable on any future dividend payment date.

        No full dividend will be declared or paid or set apart for payment on the Preferred Stock of any series for any dividend period unless full cumulative dividends have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for such payment on all the outstanding shares of Preferred Stock for all dividend periods terminating on or prior to the end of such dividend period. When dividends are not paid in full as aforesaid on all shares of Preferred Stock, as the case may be, any dividend payments (including accruals, if any) on the Preferred Stock will be paid to the holders of the shares of the Preferred Stock ratably in proportion to the respective sums which such holders would receive if all dividends thereon accrued to the date of payment were declared and paid in full. Accruals of dividends will not bear interest. So long as any shares of Preferred Stock are outstanding, in no event will any dividends, whatsoever, whether in cash or property, be paid or declared, nor will any distribution be made, on any class of stock ranking subordinate to the Preferred Stock nor will any shares of stock ranking subordinate to the Preferred Stock be purchased, redeemed or otherwise acquired for consideration by the Company or any subsidiary of the Company, unless all dividends on the Preferred Stock for all past quarterly dividend periods will have been paid or declared and a sum sufficient for the payment thereof set apart. The foregoing provisions will not, however, apply to a dividend payable solely in shares of any stock ranking subordinate to the Preferred Stock or to the acquisition of shares of any stock ranking subordinate to the Preferred Stock in exchange solely for shares of any other stock ranking subordinate to the Preferred Stock.

   LIQUIDATION

        In the event of a liquidation, dissolution or winding up of the Company, the holders of the Offered Preferred Stock will be entitled, subject to the rights of creditors, but before any distribution or payment to the holders of Common Stock or any other security ranking junior to the Offered Preferred Stock, to receive an amount per share determined by the Board of Directors and set forth in the applicable Prospectus Supplement plus accrued and unpaid dividends to the distribution or payment date (whether or not earned or declared). However, neither the merger, nor the sale, lease or conveyance of all or substantially all of the assets of the Company will be deemed a liquidation, dissolution or winding up of the Company for purposes of this provision. In the event that the assets available for distribution with respect to the Preferred Stock are not sufficient to satisfy the full liquidation rights of all the outstanding Preferred Stock, then such assets will be distributed to the holders of such Preferred Stock ratably in proportion to the full amounts to which they would otherwise be respectively entitled. After payment of the full amount of the liquidation preference, the holders of Preferred Stock will not be entitled to any further participation in any distribution of assets by the Company.

   VOTING RIGHTS

        Except as required by law, the Preferred Stock will not be entitled to any voting rights unless provided for in the applicable Certificate of Designations and set forth in the applicable Prospectus Supplement. As more fully described under "Description of Depositary Shares" below, if the Company elects to issue Depositary Shares, each representing a fraction of a share of a series of the Preferred Stock, each such Depositary Share will, in effect, be entitled to such fraction of a vote per Depositary Share.

   NO OTHER RIGHTS

        The shares of a series of Preferred Stock will not have any preferences, voting powers or relative, participating, optional or other special rights except as set forth above or in the applicable Prospectus Supplement, the Restated Certificate of Incorporation and the applicable Certificate of Designation or as otherwise required by law.

   TRANSFER AGENT AND REGISTRAR

        The transfer agent and registrar for the Offered Preferred Stock will be described in the applicable Prospectus Supplement.

                      DESCRIPTION OF DEPOSITARY SHARES

        The following is a description of certain general terms and provisions of the Depositary Shares. The particular terms of any series of Depositary Shares will be described in the applicable Prospectus Supplement. If so indicated in a Prospectus Supplement, the terms of any such series may differ from the terms set forth below. The summary of terms of the Deposit Agreement (as defined below) and of the Depositary Shares and Depositary Receipts (as defined below) contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by, reference to the forms of the Deposit Agreement and Depositary Receipts which will be filed with the Commission at or prior to the time of the offering of such Depositary Shares.

   GENERAL

        The Company may, at its option, elect to offer fractional interests in shares of Preferred Stock rather than shares of Preferred Stock. In the event such option is exercised, the Company will provide for the issuance by a Depositary to the public of receipts for Depositary Shares ("Depositary Receipts"), each of which will represent a fractional interest.

        The shares of any series of the Preferred Stock underlying the Depositary Shares will be deposited under a separate Deposit Agreement (the "Deposit Agreement") between the Company and a bank or trust company selected by the Company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000 (the "Depositary"). The Prospectus Supplement relating to a series of Depositary Shares will set forth the name and address of the Depositary. Subject to the terms of the Deposit Agreement, each owner of a Depositary Share will be entitled, in proportion to the applicable fractional interest in a share of Preferred Stock underlying such Depositary Shares, to all the rights and preferences of the Preferred Stock underlying such Depositary Share (including dividend, voting, redemption, conversion and liquidation rights).

        The Depositary Shares will be evidenced by Depositary Receipts issued pursuant to the Deposit Agreement.

        Pending the preparation of definitive engraved Depositary Receipts, the Depositary may, upon the written order of the Company, issue temporary Depositary Receipts substantially identical to (and entitling the holders thereof to all the rights pertaining to) the definitive Depositary Receipts but not in definitive form. Definitive Depositary Receipts will be prepared thereafter without unreasonable delay, and temporary Depositary Receipts will be exchangeable for definitive Depositary Receipts at the Company's expense.

        Upon surrender of Depositary Receipts at the office of the Depositary and upon payment of the charges provided in the Deposit

   Agreement and subject to the terms thereof, a holder of Depositary Shares is entitled to have the Depositary deliver to such holder the whole shares of Preferred Stock underlying the Depositary Shares evidenced by the surrendered Depositary Receipts.

   DIVIDENDS AND OTHER DISTRIBUTIONS

        The Depositary will distribute all cash dividends or other cash distributions received in respect of the applicable Preferred Stock to the record holders of Depositary Shares relating to such Preferred Stock in proportion to the numbers of such Depositary Shares owned by such holders on the relevant record date. The Depositary shall distribute only such amount, however, as can be distributed without attributing to any holder of Depositary Shares a fraction of one cent, and any balance not so distributed shall be added to and treated as part of the next sum received by the Depositary for distribution to record holders of Depositary Shares.

        In the event of a distribution other than in cash, the Depositary will distribute property received by it to the record holders of Depositary Shares entitled thereto, unless the Depositary determines that it is not feasible to make such distribution, in which case the Depositary may, with the approval of the Company, sell such property and distribute the net proceeds from such sale to such holders.

        The Deposit Agreement will also contain provisions relating to the manner in which any subscription or similar rights offered by the Company to holders of the Preferred Stock shall be made available to holders of Depositary Shares.

   REDEMPTION OF DEPOSITARY SHARES

        If a series of the Preferred Stock underlying the Depositary Shares is subject to redemption, the Depositary Shares will be redeemed from the proceeds received by the Depositary resulting from the redemption, in whole or in part, of such series of the Preferred Stock held by the Depositary. The Depositary shall mail notice of redemption not less than 30 and not more than 60 days prior to the date fixed for redemption to the record holders of the Depositary Shares to be so redeemed at their respective addresses appearing in the Depositary's books. The redemption price per Depositary Share will be equal to the applicable fraction of the redemption price per share payable with respect to such series of the Preferred Stock. Whenever the Company redeems shares of Preferred Stock held by the Depositary, the Depositary will redeem as of the same redemption date the number of Depositary Shares relating to shares of Preferred Stock so redeemed. If less than all of the Depositary Shares are to be redeemed, the Depositary Shares to be redeemed will be selected by lot or pro rata as may be determined by the Depositary.

        After the date fixed for redemption, the Depositary Shares so called for redemption will no longer be deemed to be outstanding and all rights of the holders of the Depositary Shares will cease, except the right to receive the moneys payable upon such redemption and any money or other property to which the holders of such Depositary Shares were entitled upon such redemption upon surrender to the Depositary of the Depositary Receipts evidencing such Depositary Shares.

   VOTING THE PREFERRED STOCK

        Upon receipt of notice of any meeting at which the holders of the Preferred Stock are entitled to vote, the Depositary will mail the information contained in such notice of meeting to the record holders of the Depositary Shares relating to such Preferred Stock. Each record holder of such Depositary Shares on the record date (which will be the same date as the record date for such Preferred Stock) will be entitled to instruct the Depositary as to the exercise of the voting rights pertaining to the number of shares of Preferred Stock underlying such Depositary Shares in accordance with such instructions, and the Company will agree to take all action which may be deemed necessary by the Depositary in order to enable the Depositary to do so. The Depositary will abstain from voting shares of Preferred Stock to the extent it does not receive specific instructions from the holders of Depositary Shares relating to such Preferred Stock.

   AMENDMENT AND TERMINATION OF THE DEPOSIT AGREEMENT

        The form of Depositary Receipt evidencing the Depositary Shares and any provision of the Deposit Agreement may at any time be amended by agreement between the Company and the Depositary. However, any amendment which materially and adversely alters the rights of the existing holders of Depositary Shares will not be effective unless such amendment has been approved by the record holders of at least a majority of the Depositary Shares then outstanding. The Deposit Agreement may be terminated by the Company or the Depositary only if
   (i) all outstanding Depositary Shares relating thereto have been redeemed or (ii) there has been a final distribution in respect of the Preferred Stock of the relevant series in connection with any liquidation, dissolution or winding up of the Company and such distribution has been distributed to the holders of the related Depositary Shares.

   CHARGES OF DEPOSITARY

        The Company will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. The Company will pay charges of the Depositary in connection with the initial deposit of the Preferred Stock and any redemption of the Preferred Stock. Holders of Depositary Shares will pay other transfer and other taxes and governmental charges and such other charges as are expressly provided in the Deposit Agreement to be for their accounts.

   MISCELLANEOUS

        The Depositary will forward to the holders of Depositary Shares all reports and communications from the Company which are delivered to the Depositary and which the Company is required to furnish to the holders of the applicable Preferred Stock.

        Neither the Depositary nor the Company will be liable if it is prevented or delayed by law or any circumstance beyond its control in performing its obligations under the Deposit Agreement. The obligations of the Company and the Depositary under the Deposit Agreement will be limited to performance in good faith of their duties thereunder and they will not be obligated to prosecute or defend any legal proceeding in respect of any Depositary Shares or Preferred Stock unless satisfactory indemnity is furnished. They may rely upon written advice of counsel or accountants, or information provided by persons presenting Preferred Stock for deposit, holders of Depositary Shares or other persons believed to be competent and on documents believed to be genuine.

   RESIGNATION AND REMOVAL OF DEPOSITARY

        The Depositary may resign at any time by delivering to the Company notice of its election to do so, and the Company may at any time remove the Depositary, any such resignation or removal to take effect upon the appointment of a successor Depositary and its acceptance of such appointment. Such successor Depositary must be appointed within 60 days after delivery of the notice of resignation or removal and must be a bank or trust company having its principal office in the United States and having a combined capital and surplus of at least $50,000,000.

                       DESCRIPTION OF DEBT SECURITIES

        The following description of the Debt Securities sets forth certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities offered by any Prospectus Supplement (the "Debt Securities") will be described in the Prospectus Supplement relating to such Debt Securities.

        Senior Debt Securities ("Senior Debt Securities") are to be issued under an indenture dated as of October 15, 1989 between the Company and U.S. Bank Trust National Association (formerly known as First Trust, National Association, as successor in interest to Continental Bank, National Association), as Trustee, as supplemented and amended by the First Supplemental Indenture dated as of August 26, 1991, and the Second Supplemental Indenture dated as of December 10, 1997 (collectively, the "Indenture"). Subordinated Debt Securities ("Subordinated Debt Securities," and together with the Senior Debt Securities, "Debt Securities") are to be issued under a new indenture or a supplement to the Indenture ("Subordinated Indenture"). A copy of the Indenture has been included as an exhibit to the Registration Statement. The following summary of certain provisions of the Debt Securities and the Indentures does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Indenture, which are incorporated by reference herein. Capitalized terms used herein have the respective meanings set forth in the Indenture, and references to sections are to sections of the Indenture.

        As of the date of this Prospectus, the Company has outstanding under the Indenture $65,000,000 aggregate principal amount of its 9.50% Notes due November 1, 2001, $50,000,000 aggregate principal amount of its 7.25% Notes due October 15, 2003 and $60,000,000 aggregate principal amount of its 6.875% Notes due December 15, 2007.

   GENERAL

        The Indenture provides that Debt Securities may be issued thereunder, without limit as to aggregate principal amount, in one or more series by the Company from time to time upon satisfaction of certain conditions precedent. The Company may, from time to time, fix the terms of such Debt Securities, including: (i) the title of the Debt Securities; (ii) any limit upon the aggregate principal amount of the Debt Securities; (iii) the date or dates on which the principal of the Debt Securities is payable; (iv) the rate or rates (which may be fixed or variable) per annum at which the Debt Securities will bear interest, if any, the date or dates from which such interest will accrue, the Interest Payment Dates on which such interest will be payable and the Regular Record Date for the interest payable on any Interest Payment Date; (v) the place or places where the principal of and premium, if any, and interest on the Debt Securities will be payable; (vi) the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities will, pursuant to any mandatory sinking fund provisions, or may, pursuant to any optional sinking fund provisions, be redeemed in whole or in part by the Company; (vii) the period or periods within which, the price or prices at which and the terms and conditions upon which the Debt Securities may be repaid, in whole or in part, at the option of the Holder thereof; (viii) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Debt Securities may be repaid, in whole or in part, at the option of the Holder thereof; (viii) if other than denominations of $1,000 and any integral multiple thereof, the denominations in which the Debt Securities shall be issuable; (ix) if the Debt Securities are Original Issue Document Securities, the portion of principal of such Debt Securities that shall be payable upon declaration of acceleration of the Maturity thereof; and (x) any other terms of the Debt Securities. Reference is made to the Prospectus Supplement for the terms of the Offered Debt Securities being offered thereby. (Section 301)

        The Debt Securities will be issued only in fully registered form without coupons, in denominations set forth in the Prospectus

   Supplement. No service charge will be made for any registration of transfer or exchange of such Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charges that may be imposed in connection therewith.

        Any principal, premium and interest will be payable, the transfer of the Debt Securities will be registrable, and Debt Securities will be exchangeable at the office or agency designated for such purpose in the Prospectus Supplement. Payment of interest may be made at the option of the Company by check mailed to the address of the person entitled thereto as shown on the Security Register.

        The Debt Securities will be unsecured and will rank pari passu with all other unsecured and unsubordinated indebtedness of the Company, except Subordinated Debt Securities will, to the extent set forth in the Subordinated Indenture, be subordinated in right of payment to the prior payment in full of all Senior Debt Securities.

        Debt Securities may be issued under the Indenture as Original Issue Discount Securities to be offered and sold at a substantial discount from the principal amount thereof. If the Offered Debt Securities are Original Issue Discount Securities, special federal income tax, accounting and other considerations applicable thereto will be described in the Prospectus Supplement relating thereto. "Original Issue Discount Security" means any Debt Security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of Maturity thereof upon the occurrence of an Event of Default and the continuation thereof.

   BOOK-ENTRY DEBT SECURITIES

        The Debt Securities of a series may be issued in whole or in part in the form of one or more global securities that will be deposited with, or on behalf of, a Depositary ("Global Security Depositary") or its nominee identified in the applicable Prospectus Supplement. In such a case, one or more global securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding Debt Securities of the series to be represented by such global security or securities.
   Unless and until it is exchanged in whole or in part for Debt Securities in registered form, a global security may not be registered for transfer or exchange except as a whole by the Global Security Depositary for such global security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by such Depositary or any nominee to a successor Depositary or a nominee of such successor Depositary and except in the circumstances described in the applicable Prospectus Supplement.

        The specific terms of the depositary arrangement with respect to any portion of a series of Debt Securities to be represented by a global security will be described in the applicable Prospectus

   Supplement. However, the Company expects that the following provisions will apply to depositary arrangements.

        Unless otherwise specified in the applicable Prospectus Supplement, Debt Securities which are to be represented by a global security to be deposited with or on behalf of a Global Security Depositary will be represented by a global security registered in the name of such Depositary or its nominee. Upon the issuance of such global security, and the deposit of such global security with or on behalf of the Global Security Depositary for such global security, such Depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of the Debt Securities represented by such global security to the accounts of institutions that have accounts with such Depositary or its nominee ("participants"). The accounts to be credited will be designated by the underwriters or agents of such Debt Securities or by the Company, if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in such global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests by participants in such global security will be shown on, and the transfer of that ownership interest will be effected only through, records maintained by the Global Security Depositary or its nominee for such global security. Ownership of beneficial interests in such global security by persons that hold through participants will be shown on, and the transfer of that ownership interest within such participant will be effected only through, records maintained by such participant. The laws of some jurisdictions require that certain purchasers of securities take physical delivery of such securities in certificated form. The foregoing limitations and such laws may impair the ability to transfer beneficial interests in such global securities.

        So long as the Global Security Depositary for a global security, or its nominee, is the registered owner of such global security, such Depositary or such nominee, as the case may be, will be considered the sole owner or Holder of the Debt Securities represented by such global security for all purposes under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, owners of beneficial interests in such global security will not be entitled to have Debt Securities of the series represented by such global security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities of such series in certificated form and will not be considered the Holders thereof for any purposes under the Indenture. Accordingly, each person owning a beneficial interest in such global security must rely on the procedures of the Global Security Depositary and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a Holder under the Indenture. The Company understands that under existing industry practices, if the Company requests any action of holders or an owner of a beneficial interest in such global security desires to give any notice or take any action a Holder is entitled to give or take under the Indenture, the Global Security Depositary would authorize the participants to give such notice or take such action, and participants would authorize beneficial owners owning through such participants to give such notice or take such action or would otherwise act upon the instructions of beneficial owners owning through them.

        Principal of and any premium and interest on a global security will be payable in the manner described in the applicable Prospectus Supplement.

   CERTAIN DEFINITIONS

        The term "Subsidiary" is defined as a corporation a majority of the outstanding voting stock of which is owned, directly or indirectly, by the Company and/or one or more Subsidiaries of the Company. The term "Restricted Subsidiary" is defined as any Subsidiary of the Company except (a) a Subsidiary which neither transacts any substantial portion of its business nor regularly maintains any substantial portion of its fixed assets within the United States and/or Canada, or which is engaged primarily in financing the operations of the Company or its Subsidiaries outside the United States and Canada and (b) AAR Financial Services Corp. and any Subsidiary of the Company created or acquired after the date of the Indenture the primary business of which consists of financing operations in connection with leasing and conditional sales transactions on behalf of the Company and the Subsidiaries of the Company, or which is otherwise primarily engaged in the business of a finance company. The term "Principal Property" is defined to include any single manufacturing, production, distribution or service facility, plant or warehouse owned or leased by the Company or any Restricted Subsidiary (excluding all related land but including fixtures, machinery and equipment) which is located within the United States or Canada and the gross book value (without deduction of any depreciation reserves) of which on the date as of which the determination is being made exceeds 1% of Consolidated Net Tangible Assets, other than any such facility, plant or warehouse or portion thereof which, in the opinion of the Board of Directors, is not of material importance to the total business conducted by the Company and its subsidiaries as an entirety. As of the date hereof, approximately ten of the Company's properties would be Principal Properties. The term "Attributable Debt" is defined to mean the total net amount of rent required to be paid during the remaining term of certain leases, discounted at the weighted average rate per annum borne by the Debt Securities compounded semi-annually. The term "Consolidated Net Tangible Assets" is defined as the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities (excluding any thereof constituting Funded Debt by reason of their being renewable or extendible) and (b) all goodwill, trade names, trademarks, patents, unamortized debt discount and expense and other like intangibles, all as set forth on the most recent consolidated balance sheet of the

   Company and its consolidated and computed in accordance with generally accepted accounting principles. (Section 101)

   RESTRICTIONS ON SECURED DEBT

        If the Company or any Restricted Subsidiary shall incur, issue, assume or guarantee any Debt secured by a Mortgage on any Principal Property or by a Mortgage on any shares of stock or Debt of any Restricted Subsidiary, the Company will secure or cause such Restricted Subsidiary to secure the Debt Securities, equally and ratably with (or prior to) such Secured Debt, unless after giving effect thereto the aggregate amount of all such Debt so secured, together with all Attributable Debt in respect of sale and leaseback transactions involving Principal Properties (see "Restrictions on Sales and Leasebacks" below), would not exceed 10% of Consolidated Net Tangible Assets. This restriction will not apply to, and there will be excluded from secured Debt in any computation under such restriction, Debt secured by (a) Mortgages on property of, or on any shares of stock or Debt of, any corporation existing at the time such corporation becomes a Restricted Subsidiary, (b) Mortgages on property, shares of stock or Debt existing at the time of acquisition thereof (including acquisition through merger or consolidation), (c) Mortgages on property, shares of stock or Debt hereafter acquired (or, in the case of property, constructed) by the Company or any Restricted Subsidiary and created prior to, at the time of, or within 120 days after acquisition (or, in the case of property, the completion of construction and commencement of commercial operation, whichever is later) to secure or provide for the purchase price (or, in the case of property, construction price) thereof, (d) Mortgages in favor of the Company or a Restricted Subsidiary, (e) Mortgages in favor of the United States or any State thereof, or Canada or any Province thereof, or any instrumentality of any thereof to secure progress, advance or other payments pursuant to any contract or provision of any statute, and (f) any extension, renewal or replacement of any Mortgage referred to in the foregoing clauses (a) through (e), inclusive. (Section
   1007)

   RESTRICTIONS ON CERTAIN UNSECURED DEBT

        The Debt (other than Secured Debt referenced under "Restrictions on Secured Debt" above) of all consolidated Restricted Subsidiaries may not exceed 15% of the Consolidated Net Tangible Assets of the Company. (Section 1011)

   MERGER AND CONSOLIDATION

        The Company may not consolidate with or merge into any other corporation or convey, transfer or lease its properties and assets substantially as an entirety to any Person, or permit any Person to consolidate with or merge into the Company or convey, transfer or lease its properties and assets substantially as an entirety to the Company, unless (i) either the Company shall be the continuing

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   corporation or the successor or purchasing Person shall be a domestic corporation and shall expressly assume the payment of the principal of and premium, if any, and interest, if any, on the Debt Securities and the performance of every covenant of the Indenture binding upon the Company, (ii) immediately after such transaction no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing,
   (iii) if, as a result of the transaction, properties or assets of the Company would become subject to an encumbrance not permitted by the Indenture, the Company or such successor corporation or Person shall take steps necessary to secure the Debt Securities equally and ratably with (or prior to) all indebtedness secured by such encumbrance and
   (iv) the Company has delivered to the Trustee an Officer's Certificate and an Opinion of Counsel stating that such transaction complies with the Indenture. (Section 801)

   RESTRICTIONS ON SALES AND LEASEBACKS

        Neither the Company nor any Restricted Subsidiary may enter into any sale and leaseback transaction involving any Principal Property, completion of construction and commencement of commercial operation of which has occurred more than 120 days prior thereto, unless (a) the Company or such Restricted Subsidiary could mortgage such property pursuant to the restrictions on secured Debt described above in an amount equal to the Attributable Debt with respect to the sale and leaseback transaction without equally and ratably securing the Debt Securities or (b) the Company, within 120 days, applies to the retirement of its Funded Debt an amount equal to the greater of (i) the net proceeds of the sale of the Principal Property so leased pursuant to such arrangement or (ii) the fair value of the Principal Property so leased (subject to credits for certain voluntary retirements of Funded Debt and Debt Securities). This restriction will not apply to any sale and lease-back transaction (a) between the Company and a Restricted Subsidiary or between Restricted Subsidiaries or (b) involving a lease for a period of less than three years. (Section 1008)

   MODIFICATION AND WAIVER

        Modification and amendment of the Indenture may be effected by the Company and the Trustee with the consent of the Holders of not less than 66-% in principal amount of the Outstanding Debt Securities of each series affected thereby, provided that no such modification or amendment may, without the consent of the Holder of each Outstanding Security affected thereby, (a) change the Stated Maturity of any installment of principal of, or interest on, any Debt Security or change the redemption price; (b) reduce the principal amount of, or interest on, any Debt Security; (c) change the place or currency of any payment of principal or interest on any Debt Security; (d) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; (e) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required to modify or amend the Indenture; or (f) modify the foregoing requirements or reduce to less than a majority the percentage of Outstanding Debt Securities necessary to waive any past default. Except with respect to certain fundamental provisions, the Holders of not less than a majority in principal amount of Outstanding Debt Securities of any series may, with respect to such series, waive past defaults under the Indenture and waive compliance by the Company with certain provisions of the Indenture. (Sections 902, 513)

   EVENTS OF DEFAULT

        Under the Indenture, the following will be Events of Default with respect to any series of Debt Securities: (a) default in the payment of any interest upon any Debt Security of that series when due, continued for 30 days; (b) default in the payment of any principal or premium, if any, on any Debt Security of that series when due; (c) default in the deposit of any sinking fund payment, when due, in respect of any Debt Security of that series; (d) default in the performance, or breach, of any other covenant or warranty of the Company contained in the Indenture or in the Debt Securities of such series, continued for 60 days after written notice as provided in the Indenture; (e) acceleration of any indebtedness for money borrowed in an aggregate principal amount exceeding $10,000,000 by the Company under the terms of the instrument under which such indebtedness is issued or secured, if such acceleration is not annulled, or such indebtedness is not discharged, within 10 days after written notice as provided in the Indenture; (f) certain events in bankruptcy, insolvency or reorganization; and (g) any other Event of Default with respect to Debt Securities of that series. The Trustee or the Holders of 25% in principal amount of the Outstanding Debt Securities of that series may declare the principal amount of all Outstanding Debt Securities of that series due and payable immediately if any Event of Default with respect to Debt Securities of such series shall occur and be continuing at the time of declaration. At any time after declaration of acceleration has been made with respect to Debt Securities of any series but before a judgment or decree for payment of money due has been obtained by the Trustee, the Holders of a majority in principal amount of Outstanding Debt Securities of that series may rescind any declaration of acceleration and its consequences, if all payments due (other than those due as a result of acceleration) have been made and all Events of Default have been cured or waived. Any Event of Default with respect to Debt Securities of any series may be waived by the Holders of a majority in principal amount of all Outstanding Debt Securities of that series, except a default (i) in the payment of principal or premium, if any, or interest on any Debt Security of that series or (ii) in respect of a covenant or provision which cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected. (Sections 501, 502, 513)

        The Holders of a majority in principal amount of the Outstanding Debt Securities of a series may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to Debt Securities of such series, provided that such direction shall not be in conflict with any rule of law or the Indenture. Before proceeding to exercise any right or power under the Indenture at the direction of such Holders, the Trustee shall be entitled to receive from such Holders reasonable indemnity against the costs, expenses and liabilities which might be incurred by it in complying with any such direction. (Sections 512, 507)

        The Company is required to furnish to the Trustee annually a statement as to the fulfillment by the Company of all of its obligations under the Indenture.

   REGARDING THE TRUSTEE

        U.S. Bank Trust National Association (formerly known as First Trust, National Association, as successor in interest to Continental Bank, National Association) is currently the trustee with respect to the Company's 9.50% Notes due November 1, 2001, 7.25% Notes due October 15, 2003, and 6.875% Notes due December 15, 2007 outstanding under the Indenture.

                           DESCRIPTION OF WARRANTS

   GENERAL

        The Company may issue Warrants, including Warrants to purchase Debt Securities ("Debt Warrants"), as well as other types of Warrants ("Other Warrants"). Warrants may be issued independently or together with any securities and may be attached to or separate from such Securities. Each series of Warrants will be issued under a separate warrant agreement (each a "Warrant Agreement") to be entered into between the Company and a warrant agent ("Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants of such series and will not assume any obligation or relationship of agency or trust for or with any holders or beneficial owners of Warrants. The summary of terms of the Debt Warrants and the Other Warrants contained in this Prospectus does not purport to be complete and is subject to, and qualified in its entirety by reference to, the form of the Warrant Agreement which has been or will be filed with the Commission at or prior to the time of the offering of such Warrants.

   DEBT WARRANTS

        The Prospectus Supplement relating to particular Debt Warrants offered thereby will describe the following terms of such Debt
   Warrants: (i) the title of such Debt Warrants; (ii) the aggregate number of such Debt Warrants; (iii) the price or prices at which such

   Debt Warrants will be issued; (iv) the currency or currencies, including composite currencies, in which the price of such Debt Warrants may be payable; (v) the designation, aggregate principal amount and term of the Debt Securities purchasable upon exercise of such Debt Warrants; (vi) if applicable, the designation and terms of the Debt Securities with which such Debt Warrants are issued and the number of such Debt Warrants issued with each such Debt Security;
   (vii) the currency or currencies, including composite currencies, in which the principal of or any premium or interest on the Debt Securities purchasable upon exercise of such Debt Warrant will be payable; (viii) if applicable, the date on and after which such Debt Warrants and the related Debt Securities will be separately transferable; (ix) the price at which and currency or currencies, including composite currencies, in which the Debt Securities purchasable upon exercise of such Debt Warrants may be purchased; (x) the date on which the right to exercise such Debt Warrants shall commence and the date on which such right shall expire; (xi) if applicable, the minimum or maximum amount of such Debt Warrants which may be exercised at any one time; (xii) information with respect to book-entry procedures, if any; (xiii) if applicable, a discussion of certain United States Federal income tax considerations; and (xiv) any other terms of such Debt Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Debt Warrants.

   OTHER WARRANTS

        The Prospectus Supplement relating to particular Other Warrants offered thereby will describe the following terms of such Other
   Warrants: (i) the title of such Other Warrants; (ii) the securities (which may include Preferred Stock, Depositary Shares or Common Stock) for which such Other Warrants are exercisable; (iii) the price or prices at which such Other Warrants will be issued; (iv) the currency or currencies, including composite currencies, in which the price of such Other Warrants may be payable; (v) if applicable, the designation and terms of the Debt Securities, Preferred Stock or Depositary Shares with which such Other Warrants are issued and the number of such Other Warrants issued with each such Debt Security, share of Preferred Stock or Depositary Share; (vi) if applicable, the date on and after which such Other Warrants and the related Debt Securities, Preferred Stock or Depositary Shares will be separately transferable; (vii) if applicable, a discussion of certain United States Federal income tax considerations; and (viii) any other terms of such Other Warrants, including terms, procedures and limitations relating to the exchange and exercise of such Other Warrants.

                            PLAN OF DISTRIBUTION

        The Company may sell Securities to or through underwriters and also may sell Securities directly to other purchasers or through agents. Any such underwriter(s) or agent(s) included in the offer and sale of Securities will be named in the applicable Prospectus
   Supplement.

        The distribution of the Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices.

        In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of Securities for whom they act as agents in the form of discounts, concessions or commissions. Underwriters may sell Securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters, and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions, under the Securities Act.

        A Prospectus Supplement will set forth the terms of Securities offered hereby, including the name or names of any underwriters, the purchase price of Securities, and proceeds to the Company from the sale, any underwriting discounts and other items constituting underwriters' compensation, any public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchange or market on which Securities may be listed. Only underwriters so named in such Prospectus Supplement are deemed to be underwriters in connection with Securities offered thereby.

        Under agreements which may be entered into by the Company, underwriters and agents who participate in the distribution of Securities may be entitled to indemnification by the Company against certain liabilities, including liabilities under the Securities Act.

        If so indicated in the Prospectus Supplement, the Company will authorize underwriters or other persons acting as the Company's agents to solicit offers by certain institutions to purchase Securities from the Company pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by the Company. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of the Securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts.

                               LEGAL OPINIONS

        The validity of any Securities will be passed upon for the Company by Schiff Hardin & Waite, Chicago, Illinois, and for the Underwriters by counsel selected by the Underwriters and acceptable to the Company.



                                   EXPERTS

        The consolidated financial statements of the Company incorporated by reference in this Prospectus, and elsewhere in the registration statement, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, as indicated in their reports with respect thereto and are included or incorporated by reference herein in reliance on the authority of such firm as experts in auditing and accounting.



































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